Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* VivCorp., Inc. (Last) (First) (Middle) 6114 La Salle Avenue, #323 (Street) Oakland, CA 94611 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 12/27/2001	4. Issuer Name and Ticker or Trading Symbol Evolve Software, Inc. (EVLV)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_10% Owner ___ Officer (give ___ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	6,116,505	D
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Share Purchase Right (Right to Buy)	(1)	(1)	Common Stock	515,751 (1) (3)	1 for 1 (1) (3)	D
Share Purchase Right (Right to Buy)	(2)	(2)	Common Stock	(2) (3)	1 for 1 (2) (3)	D
Explanation of Responses:

(1) Pursuant to the terms of that certain Asset Acquisition Agreement, dated May 22, 2001 (the "Agreement"), between of VivCorp, Inc. (formerly known as Vivant! Corporation) (the "Reporting Person"), and Evolve Software, Inc., a Delaware corporation (the "Issuer"), on June 29, 2002, the Issuer is obligated to issue to the Reporting Person these additional shares of Common Stock but only to the extent such shares are not required to satisfy claims the Issuer may have against the Reporting Person based on a breach of the Agreement. Furthermore, this number of additional shares of Common Stock is subject to adjustment so that the number of shares issued to the Reporting Person would equal a number of shares with a market value of $525,000, if the market value of the shares issuable would otherwise be greater than $603.750 or less than $446,250.
(2) Pursuant to the terms of the Agreement, on the earlier of (i) the 18-month anniversary of the date of the execution of the first binding customer sales or licensing agreement with respect the Reporting Person's products and (ii) June 29, 2003, the Issuer is obligated to issue to the Reporting Person additional shares of Common Stock with a market value equal to 50% of the Issuer's cash receipts from the sale of the Reporting Person's products, subject to certain deductions and exclusions set forth in the Agreement. The value of these shares will be based on the market value of Common Stock as of the date of issuance.
(3) The aggregate number of additional shares of Common Stock that the Issuer may be obligated to issue to the Reporting Person pursuant to the Share Purchase Rights described above will not exceed 1,544,592 shares.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Cynthia B. Padnos on Behalf of VivCorp, Inc. **Signature of Reporting Person	01/03/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.